August 22, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Mary A. Cole, Esq.

Sheila Stout, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

RE:                         TriplePoint Venture Growth BDC Corp.

Registration Statement on Form N-2

Filed on June 27, 2014

CIK No. 0001580345

Dear Ms. Cole and Ms. Stout:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), we are transmitting for filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form N-2 (the “Registration Statement”).  The  Amendment contains changes made in response to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter, dated July 21, 2014 (the “July 21 Letter”), with respect to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments contained in the July 21 Letter.  The responses are set out in the order in which the comments were set out in the July 21 Letter and are numbered accordingly.  We have enclosed with this letter a marked copy of the Amendment, which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement.  All page references in the responses below are to the pages of the marked copy of the Amendment.

General

1.              Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

The Company acknowledges the Staff’s comment and has made conforming changes throughout the Registration Statement in response to a comment regarding disclosure in one location of the filing.

2.              Certain items of disclosure were omitted from the registration statement.  We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

The Company acknowledges the Staff’s comment and has revised the disclosure to add the omitted disclosure.

Prospectus

3.              Distributions—This section states that the Company will be unable to determine whether any specific distribution will be treated as made out of taxable earnings or as a return of capital until after the end of the taxable year.  Please note that the Company will need to estimate the portion of any distributions made during the year that reflect return of capital for purposes of reporting under Rule 19a-1 under the 1940 Act.  Please disclose whether the Company will calculate return of capital on a tax or a book basis for purposes of sending the Rule 19a-1 notices.  In addition, please disclose that, while such distributions are not taxable, they may result in higher capital gains taxes when the shares are eventually sold.

The Company acknowledges the Staff’s comment and has revised the disclosure under the section headings “The Offering—Distributions” on page 22 and “Distributions” on page 63 to disclose that, for purposes of issuing/publishing the Rule 19a-1 notice, the Company will calculate both its current and accumulated earnings and profits on a tax basis in order to determine the amount of any distribution that constituted a return of capital to the Company’s stockholders and that while such distributions are not taxable, they may result in higher capital gains taxes when the shares are eventually sold.

Accounting Comments

4.              In the Expense Example presented in the Fees and Expenses section of the prospectus, include a second line for fees you would pay assuming that the 5% annual return was from realized gains.

The Company acknowledges the Staff’s comment and has revised the disclosure under the section heading “Fees and Expenses” on page 26 to include a second line for fees the Company would pay assuming the 5% annual return was from realized gains.

5.              In your response, discuss the accounting for unfunded commitments.  The disclosure in the filing states that the unfunded commitments can be drawn down upon at the discretion of the borrower.  Are the drawdowns dependent upon certain conditions or future events that must occur?  How are the unfunded commitments presented in the financial statements? Is the fair value of the unfunded commitments presented in the financial statements?

The Company advises the Staff that it is a party to certain delay-draw credit agreements with its portfolio companies, which require the Company to make future advances at the borrowers’ discretion during a defined loan availability period.  The Company’s credit agreements contain customary lending provisions which allow the Company relief from funding obligations for previously made commitments in instances where the underlying portfolio company experiences materially adverse events that affect the financial condition or business outlook for the portfolio company.  In certain instances, the portfolio company may be required to achieve certain business milestones before they may request a future advance.  The unfunded obligation associated with these credit agreements is equal to the amount by which the contractual funding commitment exceeds the sum of the amount of funded debt unless the availability period has expired.  The fair value of the unfunded obligations is equal to the fees and warrants received in connection with entering into the loan agreement, taking into account the remaining term of the agreement (including milestones) and the borrower’s credit profile.  The fair value of these unfunded commitment liabilities is presented on the Company’s balance sheet on page F-21 as part of the “Other accrued expenses and liabilities” line item.

6.              Note 2 to the March 31, 2014, Quarterly Financial Statements includes a section on “Other accrued expenses and liabilities.”  The disclosure states that an unfunded commitment liability reflects the fair value of the future obligations.  In your response, please discuss whether there is a liability at March 31, 2014, for the unfunded commitments.  If so, what is the balance of the fair value?

The Company advises the Staff that the fair value of its aggregate unfunded commitments, as of June 30, 2014, was approximately $1.4 million, which is included on the Company’s balance sheet on page F-21 as part of the “Other accrued expenses and liabilities” line item.

7.              Note 7 to the March 31, 2014, Financial Statements discusses the commitments of the Company.  Please provide the same level of detail that was provided in the Notes to the Special Purpose Schedule of Investments separately identifying the unfunded commitments of the Company at period end.

The Company advises the Staff that it has provided the same level of detail that was provided in the Notes to the Special Purpose Schedule of Investments with respect to the Company’s unfunded commitments in its quarterly report on Form 10-Q for the quarter ended June 30, 2014.

8.              The Statement of Assets and Liabilities includes a line for “Cash and Cash Equivalents.”  This balance includes Treasury Bills which are short term investments and require disclosure in the Schedule of Investments.  On a going forward basis, please include all short term investments in the Schedule of Investments in compliance with Regulation S-X 12-12.

The Company acknowledges the Staff’s comment and advises that it has included all short-term investments in its Schedule of Investments in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

9.              In the Footnotes to the Schedule of Investments, include the percentage of non-qualifying assets under Section 55(a) of the 1940 Act.

The Company acknowledges the Staff’s comment and advises that it has disclosed the percentage of non-qualifying assets in a footnote to its Schedule of Investments in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

10.       On a going forward basis, the Schedule of Investments should footnote the investments that are pledged as collateral.  If all of the investments are pledged as collateral, include a footnote stating that fact.

The Company acknowledges the Staff’s comment and advises that it has identified the investments that are pledged as collateral in a footnote to its Schedule of Investments in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

11.       Confirm in correspondence that all wholly owned subsidiaries are consolidated with the financial statements of the Company.

The Company confirms to the Staff that all of its wholly-owned subsidiaries are consolidated with the financial statements of the Company.

12.       Note 4 to the March 31, 2014, Financial Statements discusses the valuation methodology used by the Company to value their level 3 investments.  Included under each methodology is a statement that “Significant changes in these unobservable inputs would result in significantly different fair value measurements.”  The requirement under ASC 820 is to include a narrative description of the sensitivity of the fair value measurement to changes in the unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.  If there are interrelationships between those inputs and other unobservable inputs used in the fair value measurement, a reporting entity shall also provide a description of those interrelationships and of how they might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.  Please review the current disclosures and enhance them going forward to disclose the interrelationships between the inputs and the fair value measurements.  The changes in the inputs do not have to be

“significant” to have a significant impact to fair value.  Please review the disclosures and modify them accordingly based on the interrelationships in each methodology listed.

The Company acknowledges the Staff’s comment and advises that it has revised the valuation methodology description in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 to clarify that a change in a valuation input does not have to be “significant” to have a significant impact to an investment’s fair value.

13.       Note 4, Investments, in the March 31, 2014, Financial Statements includes the level 3 investments and the valuation techniques used.  The warrants are not separately broken out by the methodology used.  The disclosure states that Black Scholes method is primarily used and the privately held warrants are valued using other factors.  Ensure that the disclosures are in compliance with the requirements of ASC 820 and the warrants’ level 3 disclosures are provided in a level of detail that matches the Schedule of Investments and identifies the method that was used to fair value them by the methodology.

The Company acknowledges the Staff’s comment and advises that it has expanded its description of the valuation methodology used to fair value its warrants in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

14.       The Financial Highlights should include the total return of the Company. For a period less than a full fiscal year, state the total return for the period and disclose that total return is not annualized in a note to the table.

The Company acknowledges the Staff’s comment and advises that it has included the total return of the Company in its quarterly report on Form 10-Q for the quarter ended June 30, 2014.

15.       In the Financial Highlights included for the quarter ended March 31, 2014, are the ratios presented on an annualized basis?  If so, disclose with a footnote that the ratios have been annualized.

The Company acknowledges the Staff’s comment and advises that it has disclosed in a footnote that the financial ratios are presented on an annualized basis in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

16.       In the Financial Highlights, ensure going forward that the required expense ratio (inclusive of incentive fees and interest) is the first expense ratio presented.

The Company acknowledges the Staff’s comment and advises that it has included the expense ratio (inclusive of incentive fees and interest) as the first expense ratio presented in the financial highlights in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014.

17.       In your response, discuss the accounting for the $1.75 million of organizational and offering costs.  Include in the discussion whether the adviser bears all future offering costs.  Are any of the expenses borne by the adviser over the $1.75 million subject to recoupment from the Company?

The Company advises the Staff that (i) it accounted for the $1.75 million of offering expenses as a reduction in the net proceeds received by the Company in connection with its initial public offering; (ii) the Company’s investment adviser is not expected to bear any of the Company’s future offering expenses; and (iii) none of the expenses borne by the Company’s investment adviser in connection with the Company’s initial public offering above the $1.75 million threshold are subject to recoupment from the Company.

18.       With respect to your valuation methodology for debt investments in non-control companies, please explain in your response whether the Company is in compliance with the principles stated in ASC 820, as approximately 75% of the portfolio is valued at cost.  Specifically, ASC 820-10-35-54f states:  “The objective is to determine the point within that range that is most representative of fair value under current market conditions.  A wide range of fair value estimates may be an indication that further analysis is needed.”  The disclosure states that the Company uses a discounted cash flow methodology.  The discounted cash flow approach entails analyzing the interest rate spread for recently completed financing transactions which are similar in nature to the debt investments held in order to determine a comparable range of effective market interest rates.  The range of interest spreads utilized is based on borrowers with similar credit profiles.  All remaining cash flows of the investment are discounted using this range of interest rates to determine a range of fair values for the debt investment.

The Company advises the Staff that it fair values all of its investments in accordance with generally accepted accounting principles in the United States of America and the Company’s valuation policies and procedures, which were adopted by the Company’s valuation committee.  As of March 31, 2014, the fair value of the Company’s debt investments were generally consistent with the cost basis of such investments because the investments were acquired or originated by the Company within the month prior to the quarter-end and the acquisition and originations were made by the Company at the investment’s fair value.   During the period from March 5, 2014 (the completion of the Company’s initial public offering) through March 31, 2014, there were no material changes to the financial or business outlook of any of the Company’s portfolio companies nor to the likelihood or timing of expected future cash flows.  As a result, the fair values determined, as of March 31, 2014, were generally consistent with the fair values determined upon acquisition of the Company’s initial portfolio or loan origination by the Company.

In the future, the Company expects the fair values and cost bases for its investments to differ from each other.  The extent to which they differ will depend upon, in part, material changes to the financial or business outlook of any of the Company’s portfolio companies and the likelihood or timing of expected future cash flows.

19.       Include a payable for any amounts owed to the Company’s directors and officers as a separate line item under “Liabilities” in the Company’s consolidated statement of assets and liabilities.

The Company acknowledges the Staff’s comment and advises that it has included any amounts owed to its directors and officers as a separate line item in the Company’s consolidated statement of assets and liabilities contained in its quarterly report on Form 10-Q for the quarter ended June 30, 2014.

20.       Include end-of-term payments as a separate line item under “Cash Flows from Operating Activities” in the Company’s consolidated statement of cash flows.

The Company acknowledges the Staff’s comment and advises that it has included end-of-term payments as a separate line item under “Cash Flows from Operating Activities” in the Company’s consolidated statement of cash flows contained in its quarterly report on Form 10-Q for the quarter ended June 30, 2014.

21.       Please confirm that the Company does not have any PIK-related investments as of June 30, 2014.

The Company confirms to the Staff that it does not have any payment-in-kind investments as of June 30, 2014.

22.       Please update the “incentive fee” line item in the Fees and Expenses section of the Registration Statement.

The Company acknowledges the Staff’s comment and advises that it has revised the “incentive fee” line item under the section heading “Fees and Expenses” on page 26 of the Registration Statement.

23.       Please clarify footnote four in the Fees and Expenses section of the Registration Statement.

The Company acknowledges the Staff’s comment and advises that it has clarified footnote four under the section heading “Fees and Expenses” on page 27 of the Registration Statement to note that the total assets used in the footnote includes the expected proceeds from this offering and that the amount of borrowings used in the footnote is based upon 33% of such total assets.

24.       Please explain why the estimated offering expenses are lower than the offering expenses that were incurred as part of the Company’s initial public offering.

The Company acknowledges the Staff’s comment and advises that the offering expenses incurred by the Company as part of its initial public offering included additional fees and expenses that are not applicable in this offering, such as organizational expenses relating to the Company’s formation, accounting expenses relating to the audits conducted in connection with the Company’s initial public offering, increased estimated printing costs and physical road show and travel-related expenses.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding the Amendment.  If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Clifford R. Cone at 212-878-3180.

Very truly yours,

/s/ Andrew S. Epstein
Andrew S. Epstein

Enclosure

cc:	TriplePoint Venture Growth BDC Corp.
James P. Labe
Sajal K. Srivastava

Sutherland Asbill & Brennan LLP
Steven B. Boehm
John J. Mahon

Clifford Chance US LLP
Clifford R. Cone